Exhibit 99.1

Obsidian Energy Announces Third Quarter 2018 Financial and Operational Results

CALGARY, Nov. 8, 2018 /CNW/ - OBSIDIAN ENERGY LTD. (TSX – OBE, NYSE – OBE.BC) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to announce its financial and operational results for the three and nine months ended September 30, 2018. All figures are in Canadian dollars unless otherwise stated.

David French, President and CEO commented, “The third quarter results are a combination of excitement over the initial results from the second half of 2018 (“2H18”) development program, set against the backdrop of lower than expected base performance from the first half of 2018 (“1H18”) Pembina and Mannville programs and a challenging outlook for light and heavy oil differentials.

We expect full year 2018 production to be slightly below our guidance range due to the continued higher water cuts of our early 2018 injector development in PCU #9, lower than anticipated volumes from our 1H18 Mannville well, and deliberate choices on fourth quarter production due to recent differentials. This is partially offset by ahead of schedule delivery of our 15 well 2H18 Cardium development.

The success of the seven well 1H18 Willesden Green drilling program continues to bear fruit. The initial flowback tests in our 2H18 Willesden Green 8-9 and 14-1 pads are comparable with the offset producers drilled in the first half of the year. We expect to have eight of the 15 wells ready to produce this year, and anticipate an available early 2019 production wedge of 3,700 boe per day (2,900 bbl per day of oil) from all 15 wells. Our 2H18 Mannville well 02/14-03 was a strong volume contributor with an average initial production for the first 60 days (“IP60”) of 1,355 boe per day (250 bbl per day are condensate).

In reaction to the recent swing in differential pricing for both heavy and light oil, the Company has prioritized its assessment of margin contribution across the Company:

•

Our four well 2H18 Peace River program was delivered on time and on-budget; however, we are delaying sustained on-stream production for those wells (peak rate of 300 bbl per day of gross oil expected per well) until 2019;

•

We are announcing a disciplined effort to reduce exposure to the costs of our legacy portfolio through participation in the Alberta Energy Regulator’s (“AER”) Area Based Closure (“ABC”) program. We are moving forward with the shut-in of approximately 1,300 boe per day (2019 forecast contribution, 89 percent natural gas) and staggered abandonment of cash flow negative assets within our legacy portfolio. This is expected to improve 2019 Funds Flow from Operations (“FFO”) by $4 million and reduce our undiscounted Asset Retirement Obligation for these assets by 20-30 percent. This shut-in represents less than 2% of reserves and Net Asset Value (“NAV”) for our portfolio while representing nearly one quarter of our active well count and installed pipelines; and

•	We are closely monitoring the on-stream timing of our 2H18 light oil Cardium program, which still delivers rates of return of greater than 60 percent with current outlook for pricing.

We expect a challenging fourth quarter with light sweet oil differentials recently exceeding US$30 per barrel and heavy oil differentials exceeding US$45 per barrel. However, it is our view that the current situation will improve by the second quarter of 2019. Given the unprecedented volatility in the Canadian crude oil market, we are deferring our 2019 outlook to Investor Day next week. I look forward to the opportunity to highlight the potential of our Cardium asset base and long-term strategy at that time.”

Financial and Operating Highlights

	Three months ended September 30			Nine months ended September 30
	2018	2017	% change	2018	2017	% change
Financial (millions, except per share amounts)
Funds flow from operations (1)	$26	$40	(35)	$93	$140	(34)
Basic per share (1)	0.05	0.08	(38)	0.18	0.28	(36)
Diluted per share (1)	0.05	0.08	(38)	0.18	0.28	(36)
Net loss	(31)	(44)	(30)	(192)	(26)	>100
Basic per share	(0.06)	(0.09)	(33)	(0.38)	(0.05)	>100
Diluted per share	(0.06)	(0.09)	(33)	(0.38)	(0.05)	>100
Capital expenditures (2)	41	55	(25)	127	105	21
Net Debt (1)	$446	$410	9	$446	$410	9
Operations
Daily production
Light oil and NGL (bbls/d)	13,012	13,324	(2)	13,473	14,218	(5)
Heavy oil (bbls/d)	4,833	5,456	(11)	5,042	5,434	(7)
Natural gas (mmcf/d)	60	68	(12)	61	73	(16)
Total production (boe/d) (3)	27,777	30,166	(8)	28,633	31,816	(10)
Average sales price
Light oil and NGL (per bbl)	$75.49	$51.06	48	$71.27	$54.85	30
Heavy oil (per bbl)	45.30	30.36	49	40.11	31.69	27
Natural gas (per mcf)	$1.87	$2.35	(20)	$2.12	$2.91	(27)
Netback per boe (3)
Sales price	$47.26	$33.37	42	$45.09	$36.60	23
Risk management gain (loss)	(9.28)	2.24	>(100)	(6.89)	2.69	>(100)
Net sales price	37.98	35.61	7	38.20	39.29	(3)
Royalties	(4.56)	(2.27)	>100	(3.80)	(2.54)	50
Operating expenses (4)	(14.53)	(14.05)	3	(14.62)	(15.45)	(5)
Transportation	(3.71)	(2.38)	56	(3.37)	(2.50)	35
Netback (1)	$15.18	$16.91	(10)	$16.41	$18.80	(13)
(1)

The terms “funds flow from operations” and their applicable per share amounts, “Net Debt”, and “netback” are non-GAAP measures. Please refer to the “Non-GAAP Measures” advisory section below for further details.

(2)

Includes the effect of capital carried from its partner under Peace River Oil Partnership (“PROP”) in 2017. The benefit of carried capital expenditures from the Company’s partner under PROP was fully utilized in December 2017.

(3)	Please refer to the “Oil and Gas Information Advisory” section below for information regarding the term “boe”.
(4)

Operating costs per boe is presented excluding the impact of carried operating expenses. The benefit of carried operating expenses from the Company’s partner under PROP was fully utilized in December 2017

•

Funds flow from operations (“FFO”) for the third quarter of 2018 was $26 million. Increases in FFO from higher oil prices were offset by realized risk management losses, crude oil differentials and lower production volumes. Realized risk management losses for the quarter totaled $9.28 per boe compared to $7.28 per boe in the second quarter of 2018.

•

Invested $41 million of development capital expenditures, which focused on accelerated development within the Cardium, drill and tie-in of one Mannville well and spending on our gas gathering infrastructure to satisfy the requirements under AER Directive 84 in Peace River. The gas gathering system was commissioned in September on schedule.

•

Third quarter production averaged 27,777 boe per day, a decrease of three percent relative to second quarter 2018. The Company’s Mannville well came on production in the third quarter with liquid rates higher than expected. Overall, production was slightly behind estimates due to lower rates from our first quarter Mannville and PCU #9 programs.

•

Average liquids sales prices in the third quarter were $67.31 per boe, excluding the impact of hedging activities. Realized heavy oil pricing in the quarter was $45.30 per bbl, a $1.51 per bbl decrease relative to the second quarter which trended similar to benchmark Western Canadian Select (“WCS”) pricing which decreased by $1.06 per bbl. The Company has a flexible marketing strategy in the Peace River area whereby we sell into 10 different sales points with various benchmark prices independent of WCS.

•

Average natural gas sales prices were $1.87 per mcf, with hedges contributing an additional $0.40 per mcf. Realized gas pricing exceeded AECO benchmark pricing as the Company continued to benefit from its Ventura marketing arrangement.

•

Third quarter operating costs totaled $14.53 per boe, relatively unchanged from the second quarter. Higher power prices continued to impact operating costs, partially offset by decreases in trucking costs.

•	Third quarter G&A per boe totaled $2.19 compared to $2.49 per boe in the second quarter of 2018. The reductions are the result of the Company’s focus on several cost saving initiatives.

•

Net Debt of $446 million at September 30, 2018 increased from $408 million at June 30, 2018, mainly due the settlement of the outstanding GBP currency swap and our accelerated Cardium development program. Net debt includes $316 million drawn on our revolving credit facility and $78 million of senior notes.

•

The Company has proactively entered into an agreement to temporarily amend its financial covenants in response to volatile crude oil differentials. This allows the Company the financial flexibility to maintain its Cardium development program as planned. The maximum Senior debt to EBITDA ratio will be less than or equal to 3.75:1 for the period of October 1, 2018 through and including March 31, 2019, decreasing to less than or equal to 3.25:1 for the quarter ending June 30, 2019, and then reverting back to 3:1 from July 1, 2019 and beyond. The Company expects sufficient headroom in the second half of 2019 due to the increase in Cardium production and expiry of out of the money crude oil hedges resulting in higher cash flow.

The table below outlines select metrics in our key development and legacy areas for the three months ended September 30, 2018 and excludes the impact of hedging:

Area	Select Metrics –Three Months Ended September 30, 2018
	Production	Liquids Weighting	Operating Cost	Netback
Cardium	17,863 boe/d	64%	$13/boe	$31/boe
Deep Basin	1,641 boe/d	25%	$2/boe	$18/boe
Alberta Viking	1,585 boe/d	48%	$13/boe	$21/boe
Peace River	4,724 boe/d	96%	$16/boe	$21/boe
Key Development Areas	25,813 boe/d	67%	$13/boe	$28/boe
Legacy Areas	1,964 boe/d	20%	$24/boe	$(6)/boe
Key Development & Legacy Areas	27,777 boe/d	64%	$15/boe	$24/boe

Operational Update

The third quarter has been a busy development focused period for Obsidian Energy, and we are pleased with performance in the field.

In our 2H18 Cardium program, nine of the program’s 15 wells have been rig released since early July and costs have been below budget assumptions. Our drilling performance has been strong, with new Corporate pacesetters for both intermediate-casing (13.4 drilling days at 00/16-15-043-08W5, 4,820 meters) well designs and monobore-casing (12.1 drilling days at 02/05-35-042-08W5, 4,691 meters) well designs, despite their considerable length.

Stimulation and flowback of the first pad in the program (08-09 pad site) is complete and the wells will be tied-in mid-November. Early results have been positive, with post-fracture oil rates consistent with the strong 11-03 and 09-04 pads (five total wells) immediately to the South which averaged approximately 515 boe per day for the first 60 days of production (81 percent oil). Inclusive of the 08-09 pad, we expect eight of the fifteen wells will be ready to produce by year-end. Likewise, the 14-01 pad site wells are showing similar post-fracture oil rates to wells drilled on that pad in early 2018.

Our single, second half 2018 Deep Basin well has performed well. Drilling and completion costs came in on budget and the well averaged 1,355 boe per day over the first 60 days of production, with field condensate rates better than expected at approximately 246 bbl per day. The well produces directly into Company-owned and operated infrastructure.

In the Peace River area, the Company has successfully completed our four-well drilling program in this quarter. The project was completed on time and on budget, and the first pad (2 wells) was brought on production in early October. In response to the current heavy-oil differential environment and our expectations that differentials will improve considerably in 2019, the Company has elected to defer the peak rates from all four new wells until pricing improves. Detailed productivity of the wells will be confirmed at that time, but peak rates of 300 bbl per day per well are expected.

Shut-in of Legacy Production

The Company has determined that the shut-in of select legacy dry gas producing properties will positively affect our cash flows, total operating costs, and Corporate unit operating costs. This action will reduce the Company’s production by approximately 1,300 boe per day (2019 forecast contribution, 89 percent natural gas), however, increase cash flow by approximately $4 million and reduce unit operating costs by approximately $0.40 per boe. Furthermore, the Company expects liquids weighting to rise approximately two percent and producing netbacks to improve by approximately $1.00 per boe.

The staggered abandonment of cash flow negative assets, where divestment options have been exhausted, is enabled by our commitment to the AER’s recently-announced Area-Based Closure initiative. ABC participation enables a clear path to manage annual liability spend in a regulated and staged approach, yielding a more efficient and moderated spend profile.

The table below provides a summary of our operated activity in the third quarter.

		Number of Wells Q3 2018
	Drilled		Completed		On-stream
	Gross	Net	Gross	Net	Gross	Net
Cardium
Producer	4	4	0	0.0	0	0.0
Injector	0	0.0	0	0.0	0	0.0
Deep Basin	1	0.7	1	0.7	1	0.7
Alberta Viking	0	0.0	0	0.0	0	0.0
Peace River	3	1.7	2	1.1	0	0.0
Total	8	6.4	3	1.8	1	0.7

Current Hedging Position

No hedges were added recently as we are within approved levels. With the business freeing up from one-time costs in 2018 and potential dispositions impacting both debt and production levels next year, we do not expect to add incremental 2019 hedges at this time. Currently, the Company has the following crude oil hedges in place:

	Q4 2018	Q1 2019	Q2 2019	Q3 2019
WTI
$USD	$49.78	$50.02	$56.53	$57.00
bbl/day	8,000	3,000	2,000	1,000
WTI
$CAD	$71.04	$67.88	$68.58	-
bbl/day	4,000	6,000	4,000	-
Total
bbl/day	12,000	9,000	6,000	1,000

Additionally, the Company has the following foreign exchange contracts in place:

•	In 2018, foreign exchange swaps at an average of 1.268 on notional US$9 million per month and a foreign exchange collar at an average of 1.210 – 1.272 on notional US$2 million per month.
•	In the first quarter of 2019, foreign exchange swaps at an average of 1.300 on notional US$2 million per month.

Currently, the Company has the following natural gas hedges in place:

Q4 2018
AECO $CAD	$2.67
mcf/day	15,200
Ventura $USD (1)	$2.79
mcf/day	7,500
Total
mcf/day	22,700

(1)  Through the third quarter of 2020, the Company has an agreement in place to sell 15 mmcf per day of natural gas at the Ventura index price less the cost of transportation from AECO. Recent transportation deductions for the Company to bring product to the Ventura market have been approximately $0.55 per mcf.

Full Year 2018 Guidance Update

We are adjusting full year 2018 guidance due to the continued higher water cuts of our early 2018 injector development in PCU #9, lower than anticipated volumes from our 1H18 Mannville well, and deliberate choices on fourth quarter production due to differentials. This is partially offset by ahead of schedule delivery of our 15 well 2H18 Cardium development. This has a follow-on impact on Operating Costs per boe due to the lower volume assumptions. There is no change to our Total Capital Expenditure Guidance.

Metric	Previous 2018 Guidance Range	Updated Guidance Range
Production	29,000 to 30,000 boe per day	28,500 to 29,000 boe per day
Production Growth Rate (1)	5%	3%
Operating Costs	$13.00 - $13.50 per boe	$13.75 - $14.00 per boe
General & Administrative	$2.00 - $2.50 per boe	No change

(1) Relative to full year 2017 production, adjusted for all 2017 & 2018 A&D, of 28,000 boe per day

Investor Day Presentation to be held Thursday, November 15, 2018

There will be no conference call accompanying the quarterly release as Management will be hosting a comprehensive presentation via webcast at the Investor Day on Thursday, November 15, beginning at 9:00 am Mountain Time (11:00 am Eastern Time).

This presentation will offer the investment community a comprehensive technical overview of our current operations, long term development potential and corporate strategy. The event will be held in Calgary for analysts and sales representatives and simultaneously webcast for the broader investment community. To access the webcast please use the following URL:

https://event.on24.com/wcc/r/1850864/107BFCA7194ADB4B52B1FE66B4967F4E

Investors will be invited to ask questions through the online webcast portal throughout the presentation, or to submit questions ahead of time by emailing investor_relations@ObsidianEnergy.com. A recording of the Investor Day presentation will be available for replay after the conclusion of the presentation on our website www.obsidianenergy.com, or directly at the above URL.

Supporting Financial Documents

The third quarter Management’s Discussion and Analysis and the unaudited Consolidated Financial Statements will be available on the Company’s website at www.obsidianenergy.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov in due course.

Additional Reader Advisories

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Abbreviations

Oil		Natural Gas
bbl	barrel or barrels	Mcf	thousand cubic feet
bbl/d	barrels per day	mmcf	million cubic feet
mbbl	thousand barrels	Bcf	billion cubic feet
mmbbl	million barrels	mcf/d	thousand cubic feet per day
boe/d	barrels of oil equivalent per day	mmcf/d	million cubic feet per day

Non-GAAP Measures

Certain financial measures including Funds Flow from Operations, Funds Flow from Operations per share-basic, Funds Flow from Operations per share-diluted, netback and net debt included in this press release do not have a standardized meaning prescribed by IFRS and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow from Operations is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures and office lease settlements which also excludes the effects of financing related transactions from foreign exchange contracts and debt repayments/ pre-payments and is representative of cash related to continuing operations. Funds Flow from Operations is used to assess the Company’s ability to fund its planned capital programs. See “Calculation of Funds Flow from Operations” below for a reconciliation of Funds Flow from Operations to its nearest measure prescribed by IFRS. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See “Financial and Operational Highlights” above for a calculation of the Company’s netbacks. Net debt includes long-term debt and includes the effects of working capital and all cash held on hand.

Calculation of Funds Flow from Operations

(millions, except per share amounts)	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017
Cash flow from operating activities	$43	$61	$80	$118
Change in non-cash working capital	(40)	(34)	(46)	(18)
Decommissioning expenditures	2	2	5	9
Office lease settlements	1	3	10	11
Settlements of normal course foreign exchange contracts	-	-	-	(8)
Realized foreign exchange loss – debt maturities	-	-	8	4
Realized foreign exchange loss – hedging repayment	18	-	18	-
Carried operating expenses (1)	-	5	-	15
Restructuring charges – cash portion (2)	-	3	8	9
Other expenses	2	-	10	-
Funds flow from operations	$26	$40	$93	$140
Per share
Basic per share	$0.05	$0.08	$0.18	$0.28
Diluted per share	$0.05	$0.08	$0.18	$0.28

(1) The benefit of carried operating expenses from the Company’s partner under PROP was fully utilized in December 2017.
(2) Excludes the non-cash portion of restructuring totaling $8 million, on payments due in 2019 and 2020.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our expectations for full year 2018 production guidance to be slightly below estimates and the reasons for the expectation change; our expectation for when certain wells will be on production and the resulting production wedge that could occur based on that timing; the expectation that the Company’s participation in the ABC program will have on the 2019 FFO and reduction to our undiscounted Asset Retirement Obligations on those assets; that participation in the ABC program enables a clear path to manage annual liability spend in a regulated and staged approach, yielding a more efficient and moderated spend profile; our expectations for fourth quarter differential on light sweet and heavy oil and that those differentials will improve in the second quarter of 2019; that we will defer our 2019 outlook to Investor Day; that we will have an Investor Day with presentation webcast; that the amendment to the Company’s financial covenants on Senior Debt allows it the financial flexibility to maintain its Cardium development program as planned; the expectation of sufficient headroom in the second half of 2019 due to the increase in Cardium production and expiry of our out of the money crude oil hedges resulting in higher cash flow; that we will defer the peak rates on certain wells in Peace River until pricing improves and the expectation of the initial productivity and peak rates of those wells; the positive impact that the shutting-in of select legacy dry gas producing properties will have on the Company, its production, cash flow, operating costs, netbacks and liquids weighting; that we do not expect to add incremental 2019 hedges at this time; and the updated guidance for production, operating costs, G&A and production growth.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things that we do not dispose of any material producing properties; our ability to execute our long-term plan as described herein and in our other disclosure documents and the impact that the successful execution of such plan will have on our Company and our shareholders; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to our Company and our securityholders as a result of the successful execution of such plans do not materialize; the possibility that we are unable to execute some or all of our ongoing asset disposition program on favourable terms or at all; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

OBSIDIAN ENERGY: Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com